impact capital
Australia's Leading Legal Lender

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

Sydney
Melbourne
Perth
Auckland

08006169

10 November 2008

SEC No. 82-34925

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Dear Sir/ Madam,

The attached paper relates to a submission by the Company under Rule 12g3-2(b) in respect to the month of October 2008.

Sincerely,

[signature]

Alison Hill

[signature]

Impact Capital Limited ABN 22 094 503 385
Notice of Annual General Meeting

money when it matters™

NOTICE IS GIVEN that the 2008 Annual General Meeting of the Shareholders of Impact Capital Limited ("the Company") will be held at the offices of WHK Horwath, Level 16 120 Edward Street, Brisbane on Friday 21 November 2008 at 11.00am.

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Financial Statements of the Company and its controlled entities for the year ended 30 June 2008 and the related Directors' Report, Directors' Declaration and Auditors' Report.

RESOLUTIONS

1. ELECTION OF DIRECTOR (ORDINARY RESOLUTION)

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"To re-elect a director, Mr. K.R. Rich, retiring by rotation in accordance with the Company's Constitution, and being eligible, offers himself for re-election".

2. CHANGE OF COMPANY NAME (SPECIAL RESOLUTION)

To consider, and if thought fit, pass the following resolution as a special resolution:

"That, with effect on and from the date that ASIC alters the details of the Company's registration in accordance with S157 of the Corporations Act, the name of the Company is changed to "Ask Funding Limited".

3. REMUNERATION REPORT (NON-BINDING RESOLUTION)

To adopt the Remuneration Report as set out in the Directors' Report for the year ended 30 June 2008. The vote on this resolution does not bind the directors of the Company.

OTHER BUSINESS

To deal with any other business that may be brought forward in accordance with the Constitution and the Corporations Act 2001.

By Order of the Board of Directors
Alison Hill
Company Secretary
26 September 2008

VOTING

Impact Capital Limited (ICD) has determined in accordance with Regulation 7.11.37 of the Corporations Regulations 2001 that, for the purposes of determining voting entitlements at the Annual General Meeting, securities will be taken to be held by those persons recorded on the Company's share register as at 7.00pm Brisbane time on Wednesday 19 November 2008.

Accordingly share transfers registered after that time will be disregarded in determining entitlements to attend and vote at the Meeting.

PROXIES

1. Any member entitled to attend and vote is entitled to appoint not more than two proxies to attend and vote in his or her stead.

2. If a shareholder appoints more than one proxy, the appointment of the proxy may specify the proportion or number of that shareholder's votes that each proxy may exercise. If the appointment does not specify the proportion or the number of the shareholder's votes each proxy may exercise, each proxy may exercise one half of the votes.

3. Where a shareholder appoints more than one proxy neither proxy is entitled to vote on a show of hands.

4. A proxy need not be a shareholder of ICD.

5. Proxies given by corporate shareholders must be executed in accordance with their constitutions, or under the hand of a duly authorised officer or attorney.

6. If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting as he or she thinks fit.

7. If a shareholder appoints the Chairman of the meeting as the shareholder's proxy and does not specify how the Chairman is to vote on an item of business, the Chairman will vote, as proxy for that shareholder for that item.

8. To be effective, ICD must receive the completed Proxy Form and, if the form is signed by the shareholder's attorney, the authority under which the Proxy Form is signed (or a certified copy of the authority) by no later than 48 hours before the commencement of the meeting. Proxy Forms and other documentation may be lodged either by mail to Computershare Investor Services Pty Ltd, PO Box 242, Melbourne, VIC 3001 or by facsimile to Computershare Investor Services Pty Ltd on 1800 783 447 within Australia or +613 9473 2555 outside Australia.

A PROXY FORM IS ENCLOSED.

VOTING EXCLUSIONS

In accordance with S224 of the Corporations Act 2001 and ASX Listing Rule 14.11, the Company will disregard any votes cast on a resolution by the person specified below as an excluded person. However the Company need not disregard a vote if:

1. it is cast by a person as a proxy for a person who is entitled to vote, in accordance with directions on the proxy form; or

2. it is cast by a person chairing the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

Resolution Number	Resolution	Excluded Person
1	Approval for election of director	Mr. Rich or any of his Associates.

Explanatory Statement

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the Annual General Meeting of Impact Capital Limited ("the Company") to be held at the offices of WHK Horwath, Level 16 120 Edward Street, Brisbane on Friday 21 November 2008 at 11.00am.

The purpose of this Explanatory Statement is to provide information which the Directors believe to be material to Shareholders in deciding whether or not to pass the resolutions contained in the Notice of Meeting and the Directors recommend Shareholders read the Notice of Meeting and this Explanatory Statement in full before making any decision relating to the resolutions.

Terms and abbreviations used in this Notice of Meeting and Explanatory Statement are defined in the Glossary.

ORDINARY BUSINESS

FINANCIAL STATEMENTS AND REPORTS

The Corporations Act requires that the reports of the Directors' and Auditors' and the Annual Financial Report, including the financial statements of the Company, for the year ended 30 June 2008 be laid before the Annual General Meeting.

The Corporations Act does not require a vote of the shareholders on the reports or the statements. However shareholders will be given reasonable opportunity to ask questions or make comments on the reports and the statements at the meeting. Also reasonable opportunity will be given to shareholders to ask the Company auditor questions relevant to the conduct of the audit and the preparation and content of the Auditors' Report.

AGENDA ITEM 1
ELECTION OF DIRECTOR

Mr. Kenneth Roland Rich, a Non-Executive Director, retires by rotation and offers himself for re-election.

Mr. Rich was appointed to the Board in January 2005 and has been Chairman since 1 July 2006. Mr. Rich is the Chairman of the Audit Committee and a member of the Risk Management Committee and of the Remuneration Committee.

Mr. Rich is a business and financial management specialist. He is a director of Rich & Co Pty and a former director of Horwath Motor Industry Services Pty Ltd. He is a member of the Australian Institute of Company Directors and the Institute of Management Consultants.

Mr. Rich is a resident of Queensland, Australia and is 63 years of age.

The Directors, excluding Mr. Rich, recommend you vote in favour of the resolution.

AGENDA ITEM 2
CHANGE OF COMPANY NAME

The directors have resolved, subject to Shareholder approval, to change the Company's name to "Ask Funding Limited" and now seek shareholder approval for that change in accordance with Section 157 of the Corporations Act.

The directors have recognised the need to re-brand the business in order to highlight its broader focus as a consumer finance company providing money when it matters and that the activities of the Company are no longer confined to pre-settlement lending.

This need has been supported by recent research which identified:

1. a lack of recognition of Impact Capital Limited as a consumer finance company by consumers, businesses and investors;
2. a lack of focus and coherency in the current brand as it is increasingly broadened to accommodate an expanded suite of financial products only some of which utilise the "Impact" name; and
3. the inability of the current brand to reflect the essence of the services provided by the Company.

The result has been the development of a brand identity "ASK Funding – Money When It Matters" which was officially launched on 1 October 2008 and for which internet domain names have been registered and trade marks applied for.

The directors believe that the proposed Company name "Ask Funding Limited" is more reflective of the new brand, the Company's current activities and future direction and will enhance recognition as an ASX listed company.

The resolution is a special resolution and, as such, requires approval of 75% of the votes cast by Shareholders entitled to vote on the resolution, in order to be passed.

The Directors recommend you vote in favour of the resolution.

AGENDA ITEM 3

REMUNERATION REPORT

Shareholders are requested to adopt the Company's Remuneration Report which is contained within the Directors' Report for the year ended 30 June 2008.

The Remuneration Report:

1. sets out the policies behind, and the structure of, the remuneration arrangements of the Company and the link between the remuneration arrangements and the Company's performance; and
2. sets out the remuneration arrangements in place for each Director, Company Secretary and for those members of senior management with the authority and responsibility for planning, directing and controlling the activities of the Company and the Group.

A reasonable opportunity will be given to shareholders to ask questions or make comments on the Remuneration Report.

S250R(2) of the Corporations Act requires listed companies to put an annual resolution to Shareholders to adopt the Remuneration Report. While there is a requirement for a formal resolution on this item, the vote on item 3 is advisory only and does not bind the Company or its Directors. However the Board will take into account the discussion on this item and the outcome of this vote when considering the future remuneration arrangements of the Company.

SCHEDULE 1 – GLOSSARY OF TERMS IN EXPLANATORY STATEMENT

- ASX means Australian Securities Exchange;
- Board means the board of Directors;
- Company means Impact Capital Limited ACN 094 503 385;
- Corporations Act means Corporations Act 2001 (Cth);
- Directors means directors of the Company;
- Listing Rules means the Listing Rules of the ASX;
- Non-Executive Director means a non-executive director of the Company;

Impact Capital Limited
ACN 094 503 385

Lodge your vote:

By Mail:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
Victoria 3001 Australia

Alternatively you can fax your form to
(within Australia) 1800 783 447
(outside Australia) +61 3 9473 2555

For all enquiries call:
(within Australia) 1300 552 270
(outside Australia) +61 3 9415 4000

000001 000 ICD
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Proxy Form

For your vote to be effective it must be received by 11.00am (AEST) Wednesday 19 November 2008

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.computershare.com.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form →

View your securityholder information, 24 hours a day, 7 days a week:

www.investorcentre.com

☑ **Review your securityholding**	***Your secure access information is:***
☑ **Update your securityholding**	**SRN/HIN: I9999999999**
	PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

999999_SAMPLE_0_0_PROXY/000001/000001/i

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 IND

Proxy Form

Please mark [X] to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Impact Capital Limited hereby appoint

☐ **the Chairman of the meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Impact Capital Limited to be held at the offices of WHK Horwath, Level 16, 120 Edward Street, Brisbane on Friday 21 November 2008 at 11.00am (AEST) and at any adjournment of that meeting.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

RESOLUTIONS	For	Against	Abstain
1. Re-election of Mr. K.R Rich as a Director	☐	☐	☐
2. Approval of change of Company name to "ASK Funding Limited" (SPECIAL RESOLUTION)	☐	☐	☐
3. Adoption of Remuneration Report (NON-BINDING RESOLUTION)	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___

I CD 211108A Computershare +

Impact capital
Australia's Leading Legal Lender
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385
Brisbane
Sydney
Melbourne
Perth
Auckland

ASX / MEDIA RELEASE 30 October 2008

Market Update and Quarterly Cash Flow Report

Unaudited trading results to 30 September 2008

The momentum developed by niche lender Impact Capital Limited (ASX Code: ICD) in the past twelve months has continued into the new financial year with unaudited trading results for the quarter to 30 September 2008 tracking in line with expectations. Demand for its existing suite of products continues unaffected by the changing economic conditions and upheaval in financial markets.

Mr Templeton re-affirmed that Impact remains on target to meet the guidance provided on 22 August 2008 for FY 2009 of pre-tax operating profit in the range of $4.9 million to $5.2 million.

Quarterly Operating Cash Flows

Impact has reported net operating cash outflows for the quarter ended 30 September 2008 of $120,000 (attached Appendix 4C). The outflow is attributable to the timing of certain payments including staff costs and interest costs as follows:

- Annual performance bonuses to staff totalling $140,000 relating to and recognised in the year ended 30 June 2008, were paid in the current quarter.

- Interest and other finance costs totalling $1.451 million were paid in the current quarter. Due to the timing of maturities of the underlying cash advances these payments represent finance costs for 122 days rather than for 90 days as would usually occur in any one quarter.

Mr Templeton said he expected the timing of operating cash flows to regularise over the course of FY 2009.

At 30 September 2008 cash on hand totalled $2.2 million with debt facilities drawn to a total of $49.0 million. The net debt position remains substantially unchanged as at the date of this announcement.

Debt facilities

On 4th July 2008 Impact announced an increase in available facilities with its existing financier to a total of $55.5 million together with its intention to pursue a funding structure to maximise flexibility for growth beyond the medium term.

Mr Templeton said despite settling on a suitable funding structure, the volatility and uncertainty in global debt markets which rapidly developed in the subsequent four months was such that the Board now determined that it was not possible to implement this structure in the short term.

P 1300 552 332
F 1300 727 390
E info@impactcapital.com.au
W www.impactcapital.com.au
PO Box 7111 Riverside Centre
Brisbane Queensland 4001
ABN 22 094 503 385

"Notwithstanding this decision, the terms and conditions of the increased facility remain unchanged with an expiry date of 4 September 2010 and the Company will continue to focus on maximising profit whilst operating within its currently available capital," he said.

Successful launch of "Ask Funding – Money when it matters"

Impact successfully launched the Company's new consumer brand "Ask Funding" on 6th October 2008. The new brand, as outlined in the Company's recent Annual Report, is designed to consolidate its existing market presence and propel the company to the forefront of the financial sector.

The launch, consisting of an education program for existing referral networks and advertising campaign for customers, has seen a pleasing increase in applications during the month of October particularly for the Personal Injury product.

Managing Director Russell Templeton said it is all about getting to the customer and being the Number One preference for providing *"money when it matters".*

ABOUT IMPACT CAPITAL

Impact Capital Limited was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
MD and Chief Executive Officer
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company
Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 4.7B

Appendix 4C

Quarterly report for entities admitted on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001, 24/10/2005.

Name of entity

IMPACT CAPITAL LIMITED

ABN	Quarter ended ("current quarter")
22 094 503 385	**30 SEPTEMBER 2008**

CONSOLIDATED STATEMENT OF CASH FLOWS

	Cash flows related to operating activities	Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from customers for: (note 1)		
	(a) Interest income	2.434	2.434
	(b) Fee income	202	202
1.2	Payments to suppliers for		
	(a) staff costs	(835)	(835)
	(b) advertising and marketing	(78)	(78)
	(c) research and development	-	-
	(d) leased assets	-	-
	(e) other working capital	(427)	(427)
1.3	Dividends received	-	-
1.4	Other interest income received (note 2)	35	35
1.5	Interest expense and other costs of finance paid (note 3)	(1,451)	(1,451)
1.6	Income taxes paid	-	-
1.7	Other	-	-
	Net operating cash flows	**(120)**	**(120)**

+ See chapter 19 for defined terms.

		Current quarter $A'000	Year to date (12 months) $A'000
1.8	**Net operating cash flows (carried fwd)**	**(120)**	**(120)**
	Cash flows related to investing activities		
1.9	Payment for acquisition of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	(66)	(66)
	(e) plant and equipment	(3)	(3)
	(f) other non-current assets	(33)	(33)
1.10	Proceeds from disposal of:		
	(a) businesses	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) other intangible assets (software)	-	-
	(e) plant and equipment	-	-
	(f) other non-current assets	-	-
1.11	Loans advanced to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other (note 4)		
	(a) loans advanced to customers	(10,776)	(10,776)
	(b) loans repaid by customers	8,067	8,067
	(c) payments for loans assigned by a third party	-	-
	Net investing cash flows	**(2,811)**	**(2,811)**
1.14	**Total operating and investing cash flows**	**(2,931)**	**(2,931)**
	Cash flows related to financing activities		
1.15	Proceeds from issues of shares, options	-	-
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	4,000	4,000
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other – transaction costs (note 5)	(235)	(235)
	Net financing cash flows	**3,765**	**3,765**
	Net increase (decrease) in cash held	**834**	**834**
1.21	Cash at beginning of quarter/year to date	1,366	1,366
1.22	Exchange rate adjustments to item 1.20	1	1
1.23	**Cash at end of quarter**	**2,201**	**2,201**

+ See chapter 19 for defined terms.

Explanatory notes to "Cash flows related to operating activities"

Note 1:	Receipts from customers Operational receipts from customers represent interest and fee income received on the repayment of loans. As the loans to customers are not subject to periodic repayments but are repaid in one sum on final settlement of the customers underlying legal matter, the amount of interest and fee income included in the operational receipts for the period can differ significantly from the accrual based calculation of interest and fee income for recognition in the profit for the same period. On a cumulative basis however the amounts are equal. Operational receipts from customers do not include repayments of principal amounts as these are considered to be cash flows related to investing activities (refer note 4 below). (a) Interest income Interest income received includes fees charged on the establishment of the loan which form an integral part of the effective interest rate charged on funds advanced. (b) Fee income Fee income received includes annual assessment and account servicing fees, the amount of which can not be established on commencement of the loan to customers and which does not form a part of the effective interest rate.
Note 2:	Other interest income is received on surplus cash deposits held at bank.
Note 3:	Interest and financing costs are paid on facilities disclosed at item 3.1 below.

Explanatory notes to "Cash flows related to investing activities"

Note 4:	Loans advanced to and repaid by customers represent principal amounts only and are classified as investing cash flows in recognition of their capital nature. Interest and fee receipts generated from this capital investment are classified as operating receipts from customers (refer note 1) rather than as investing cash flows.

Explanatory notes to "Cash flows related to financing activities"

Note 5:	Transaction costs incurred represent amounts paid to financiers, professional advisors and to taxation authorities in respect of additional debt facilities and financing strategy.

+ See chapter 19 for defined terms.

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	159
1.25	Aggregate amount of loans to the parties included in item 1.11	-

1.26 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2 Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	55,500	49,000
3.2	Credit standby arrangements	-	-

+ See chapter 19 for defined terms.

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
4.1	Cash on hand and at bank	2,201	1,366
4.2	Deposits at call	-	-
4.3	Bank overdraft	-	-
4.4	Other Term deposits with restricted use under terms of bank bill facility agreement but which considered cash for purposes of this cash flow statement	-	-
	Total: cash at end of quarter (item 1.23)	**2,201**	**1,366**

Acquisitions and disposals of business entities

		Acquisitions *(Item 1.9(a))*	Disposals *(Item 1.10(a))*
5.1	Name of entity		
5.2	Place of incorporation or registration		
5.3	Consideration for acquisition or disposal		
5.4	Total net assets		
5.5	Nature of business		

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2 This statement does ~~/does not* (delete one)~~ give a true and fair view of the matters disclosed.

Sign here: .... Date: .30 October 2008.
(Director/Company secretary)

Print name: Russell Eric Templeton..

Notes

1. The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2. The definitions in, and provisions of, *AASB 1026: Statement of Cash Flows* apply to this report except for the paragraphs of the Standard set out below.

   - 6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss
   - 9.2 - itemised disclosure relating to acquisitions
   - 9.4 - itemised disclosure relating to disposals
   - 12.1(a) - policy for classification of cash items
   - 12.3 - disclosure of restrictions on use of cash
   - 13.1 - comparative information

3. **Accounting Standards.** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

END

+ See chapter 19 for defined terms.